ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER ENDED MARCH 31, 2004

In this Management’s Discussion and Analysis (MD&A) of operating results and financial position, the terms “we”, “us” and “our” refer to Rogers Wireless Inc. and our wholly-owned subsidiary Rogers Wireless Alberta Inc. We are a wholly owned subsidiary of our parent company Rogers Wireless Communications Inc. (“RWCI”).

Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

This discussion should be read in conjunction with our 2003 Annual MD&A and 2003 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (GAAP). Please refer to Note 19 to our 2003 Annual Audited Consolidated Financial Statements for a summary of differences between Canadian GAAP and United States (U.S.) GAAP.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, our operations, and our financial performance and condition. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the risks and uncertainty discussion in our 2003 Annual MD&A.

OVERVIEW

We are a leading Canadian wireless communications service provider, serving approximately 4.1 million customers at March 31, 2004, including over 3.8 million wireless voice and data subscribers and approximately 231,300 one-way messaging subscribers. We operate both a Global System for Mobile Communications/General Packet Radio Service (GSM/GPRS) network and a seamless integrated Time Division Multiple Access (TDMA) and analog network. The GSM/GPRS network provides coverage to approximately 93% of Canada’s population. Our seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. We estimate that our 3.8 million wireless voice and data subscribers represent approximately 13.0% of the Canadian population residing in our coverage area.

Subscribers to our wireless services have access to these services throughout the U.S. through our roaming agreements with AT&T Wireless Services, Inc. (“AT&T Wireless” or “AWE”) and other U.S. operators. Our subscribers also have wireless access international, in over 120 countries, including throughout Europe and Asia, through roaming agreements with other wireless providers.

COMPANY STRATEGY

In our 2003 Annual MD&A we indicated that our overall business strategy is to achieve profitable growth within the Canadian wireless communications industry. The elements of this strategy are designed to maximize our cash flow and return on investment. We remain committed to this strategy, and we believe that the financial and operating results for the three months ended March 31, 2004 reflect continued progress in line with our stated strategies.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we have defined and described in our 2003 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to measure our performance against our operating strategy as well as against the results of our competitors and peers. They include:

•	Network revenue and average monthly revenue per subscriber (ARPU);

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

In addition, we refer to three other non-GAAP measures that are used in the various financial tables and discussions throughout this MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

Operating profit

Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, the change in the fair value of derivative instruments and investment and other income (expense). Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results and is often referred to within the industry either as earnings before interest, taxes, depreciation and amortization (EBITDA) or as operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. It is intended to indicate our ability to incur or service debt, and to invest in Property, Plant and Equipment (PP&E), and allows us to compare ourselves to competitors and peers that have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating profit margin

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation because it better reflects our core business activity of providing wireless services. This measure is not a defined term under GAAP.

Property, Plant and Equipment (PP&E)

PP&E expenditures included in the Consolidated Statements of Cash Flows comprise the additions to PP&E on a cash basis. The additions to PP&E based on the accrual basis represents PP&E that we actually took title to in the period. Accordingly, for purposes of comparing PP&E outlays, we believe that additions to PP&E on the accrual basis best reflect our cost of PP&E in a period, and provide a more accurate determination for purposes of period-to-period comparisons. Our discussion of additions to PP&E as found in the section titled “PP&E Expenditures” is based on the accrual basis.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

From time to time, we enter into agreements with Rogers Communications Inc. (“RCI”) and its subsidiaries as well as with other related parties that we believe are mutually advantageous to us and our affiliates. In addition, we have entered into a reciprocal roaming arrangement and other agreements related to the marketing and delivery of wireless services with AWE, one of RWCI’s significant shareholders.

Our arrangements with RCI include a management services agreement under which we receive a range of management services, including strategic planning, financial and information technology services. We also maintain contractual relationships with RCI involving other cost-sharing and services agreements.

We are also a party to agreements with Rogers Cable Inc. (“Rogers Cable”) and Rogers Media Inc. (“Rogers Media”). With Rogers Cable, we have agreed to provide sales and distribution services for certain of their products and services. Rogers Cable also distributes our products and services through Rogers Video stores. With Rogers Media, we purchase advertising.

We monitor our intercompany and related party agreements to ensure that agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. See the “Intercompany Related Party Transactions” section below for details of such transactions for the three months ended March 31, 2004. A detailed discussion of our intercompany agreements can be found in our 2003 Annual MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is made with reference to our 2003 Annual Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as being critical to our business operations and to an understanding of the results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A, and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and all quarterly and annual filings, and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to the 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the quarter follows.

A summary of our critical accounting policies and estimates is as follows:

•	Revenue Recognition;

•	Allowance for Doubtful Accounts;

•	Subscriber Acquisition Costs;

•	Costs of Subscriber Retention;

•	Capitalization of Direct Labour and Overhead ;

•	Depreciation and Amortization Policies and Useful Lives;

•	Asset Impairment;

•	Contingencies; and

•	Related Party Transactions.

NEW ACCOUNTING STANDARDS

In the three months ended March 31, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard, which applies to our 2004 fiscal year, establishes standards for financial reporting in accordance with Canadian GAAP and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies, and guidance on appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation, as we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition within our consolidated Statement of Cash Flow, we have reclassified the change in non-cash working capital items, related to PP&E from operating activities to be included with our PP&E expenditures under investing activities. Compared to our previous method of presentation, this change had the impact of decreasing our PP&E expenditures on the Statement of Cash Flows, by $17.3 million in the three months ended March 31, 2004 and of increasing our PP&E expenditures by $93.3 million in the three months ended March 31, 2003 with a corresponding change in both periods to non-cash working capital items.

With the adoption of these two changes, which are further described in the Notes to the Consolidated Financial Statements included herein, we believe that our accounting policies and financial statements comply with this new standard.

Hedging Relationships

In November 2001, the CICA issued Accounting Guidelines 13, “Hedging Relationships” (AcG-13), which established new criteria for hedge accounting, and in November 2002, the CICA amended the effective date of the guideline. AcG-13 applies to all hedging relationships in effect on or after January 1, 2004. Accordingly, effective January 1, 2004, we determined that we would not treat our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes.

Based on this determination, we have adjusted the liability related these instruments from their carrying value of $136.5 million recorded as a component of long-term at December 31, 2003 to their fair value of $120.4 million. The fair value of these instruments will be disclosed as a separate item on our balance sheet. The corresponding adjustment of $16.1 million was recorded as a deferred gain and will be amortized into income over the remaining life of the underlying debt instruments. Going forward, the carrying value of for these instruments will be adjusted to their fair value, with the related adjustment being charged to the statement of income. As at March 31, 2004 the fair value of derivative instruments on the balance sheet was $197.7 million.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. The estimated impact of adopting this accounting standard in 2004 will be an increase in compensation expense of approximately $5.0 million. For the three months ended March 31, 2004, an expense with respect to stock based compensation in the amount of $1.2 million has been recorded.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards’ including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber; Equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as an operating, general and administrative expense;

•	Certain other recoveries from subscribers related to collections activities are now recorded in network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

The effect of these changes in classification on our key performance indicators is as follows:

	Three Months Ended March 31,
(In millions of dollars, except per subscriber statistics)	2004		2003
		Prior to		Previously
	Reclassified	Reclassification	Reclassified	Reported
Network revenue	$544.0	$546.4	$461.4	$463.0
Equipment sales	48.8	53.0	35.7	46.9

	$592.8	$599.4	$497.1	$509.9

Cost of equipment sales	$91.2	$51.9	$73.6	$48.4
Sales and marketing expenses	86.6	118.8	82.8	112.9
Operating, general and administrative expenses	195.4	209.1	184.8	192.8
Postpaid ARPU	$55.74	$56.00	$54.32	$54.52
Average monthly operating expense per subscriber before sales and marketing costs	$17.82	$17.44	$17.90	$17.50
Sales and marketing costs per gross addition	$362	$385	$405	$428

These changes in accounting classification had no effect on the amounts of reported operating profit, net income (loss). All prior period amounts, including key performance indicators, have been made to conform to reflect these changes in classification. The effects of reclassification impact for previously reported quarterly results in fiscal 2003 and 2002 on the above items are attached as a schedule to the MD&A.

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For purposes of this discussion, revenue has been classified according to the following categories:

•	Postpaid voice and data revenues generated principally from:

–	Monthly fees;

–	Airtime and long-distance charges;

–	Optional service charges;

–	System access fees; and

–	Roaming charges.

•	Prepaid revenues generated principally from the advance sale of airtime, usage and long-distance charges;

•	One-way messaging revenues generated from monthly fees and usage charges; and

•	Equipment revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to new and existing subscribers through direct fulfillment by our customer service groups, our Web site and telesales. Equipment revenue includes activation fees. Equipment subsidies and other incentives related to the activation of new subscribers or the retention of existing subscribers are recorded as a reduction to equipment revenue.

     Operating expenses are segregated into four categories for assessing business performance:

•	Cost of equipment sales;

•	Sales and marketing expenses, which represent costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, and remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service existing subscriber relationships, including retention costs (other than those related to equipment) and inter-carrier payments to roaming partners and long-distance carriers and the CRTC contribution levy; and

•	Management fees paid to RCI.

Summarized Consolidated Financial Results

	Three months ended March 31,
(In millions of dollars)	2004	2003	% Chg
Operating revenue (1)
Postpaid (voice and data)	$513.1	$432.8	18.6
Prepaid	24.5	21.1	16.1
One-way messaging	6.4	7.4	(13.5)

Network revenue	544.0	461.3	17.9
Equipment revenue	48.8	35.7	36.7

Total operating revenue	592.8	497.0	19.3
Operating expenses (1)
Cost of equipment sales	91.2	73.6	23.9
Sales and marketing expenses	86.6	82.8	4.6
Operating, general and administrative expenses	195.4	184.8	5.7
Management fees	2.9	2.8	3.6

Total operating expenses	376.1	344.0	9.3
Operating profit (2)	216.7	153.0	41.7
Depreciation and amortization	116.5	119.1	(2.2)

Operating income	100.2	33.9	195.6
Interest expense on long-term debt	(55.4)	(48.0)	15.4
Foreign exchange gain (loss)	(24.4)	52.3	NM
Change in the fair value of derivative instruments	(18.9)	—	NM
Loss on repayment of long-term debt	(2.3)	—	NM
Investment and other income	1.1	(0.2)	NM
Income taxes	(1.3)	(1.4)	(7.1)

Net income (loss)	$(1.0)	$36.6	NM

Additions to Property, plant and equipment (3)	130.9	77.7	68.5
Operating profit margin as % of network revenue (4)	39.8%	33.2%

(1)	As reclassified – see the “New Accounting Standards – Revenue Recognition” section.

(2)	As defined — see the “Key Performance Indicators and Non-GAAP Measures-Operating Profit Margin” section.

(3)	As defined – see the “Key Performance Indicators and Non-GAAP Measures – Property Plant and Equipment” section.

(4)	Operating profit margin as defined in “Key Performance Indicators and Non-GAAP Measures” section and is calculated as appears below:

	Three Months Ended March 31
($millions)	2004	2003
Operating profit	$216.7	$153.0
Divided by network revenue	$544.0	$461.3
Operating profit margin	39.8%	33.2%

Wireless Network Revenue and Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	Chg	% Chg
Postpaid (Voice and Data)
Gross additions	241.3	205.3	36.0	17.5
Net additions	83.2	61.2	22.0	35.9
Total subscribers	3,112.8	2,690.6	422.2	15.7
ARPU ($)(1)	55.74	54.32	1.42	2.6
Average monthly usage (minutes)	362	331	31	9.4
Churn (%)	1.73	1.82	(0.09)	(4.9)
Prepaid
Gross additions	56.3	48.8	7.5	15.4
Net additions (losses)	(29.4)	(11.0)	(18.4)	—
Total subscribers	730.4	767.7	(37.3)	(4.9)
ARPU ($)	10.96	9.09	1.87	20.6
Churn (%)	3.80	2.57	1.23	47.9
Total — Postpaid and Prepaid
Gross additions	297.6	254.1	43.5	17.1
Net additions	53.8	50.2	3.6	7.2
Total subscribers	3,843.2	3,458.3	384.9	11.1
ARPU (blended) ($)(1)	46.97	44.11	2.86	6.5
One-Way Messaging
Gross additions	8.1	13.2	(5.1)	(38.6)
Net additions	(10.0)	(13.2)	3.2	(24.2)
Total subscribers	231.3	289.1	(57.8)	(20.0)
ARPU ($)	9.02	8.39	0.63	7.5
Churn (%)	2.54	2.96	(0.42)	(14.2)

(1)	As reclassified – see the “New Accounting Standards — Revenue Recognition” section.

Wireless Network Revenue

Wireless network revenue of $544.0 million accounted for 91.8% of our total revenues in the three months ended March 31, 2004, an increase of 17.9% from the corresponding period in 2003. This revenue growth reflects the 11.1% increase in the number of wireless voice and data subscribers from March 31, 2003 combined with a 6.5% period-over-period increase in blended postpaid and prepaid ARPU.

Postpaid voice and data subscriber gross additions in three months ended March 31, 2004 represented 81.1% of total gross activations and more than 100% of our total net additions. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points which has contributed significantly to the mix of postpaid versus prepaid subscribers.

The 2.6% increase in average monthly revenue per postpaid voice and data subscriber in the three months ended March 31, 2004, compared to the corresponding period in 2003, reflected the continued activation and retention of higher-value customers, increased penetration of enhanced services, and the continued growth of wireless data and roaming revenues. The growth in data revenues from $13.3 million in the three months ended March 31, 2003 to $26.6 million for the three months ended March 31, 2004 represented approximately 85.2% of the $1.42 increase in postpaid ARPU.

Prepaid ARPU increased by 20.6% in the first quarter of 2004, compared to 2003, as a result of pricing changes introduced in 2003 together with higher usage per subscriber.

The continuing trend of lower postpaid voice and data subscriber churn, as reflected in the 1.73% rate in the three months ended March 31, 2004 versus 1.82% in the first quarter of 2003, is directly related to our strategy of acquiring higher value customers on longer term contracts and to an enhanced focus on customer retention. Our focus on customer retention aims to ensure that customers receive responsive quality service at every point of contact with us. We believe the increase in prepaid churn to 3.80% in the current quarter is due to the continuing impact of competitive prepaid offers that were introduced into the market and to an increase in the number of infrequent users becoming inactive.

One-way messaging (or “paging”) subscriber churn has remained relatively stable on a period-over-period basis, at 2.54%, for the first quarter of 2004 compared to 2.96% the previous year. With 231,300 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue

In the three months ended March 31, 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $48.8 million, up $13.1 million, or 36.7%, from the corresponding period of 2003. The increase in equipment revenue reflects the combination of the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions.

Wireless Operating Expenses

	Three months ended March 31,
(In millions of dollars, except per subscriber statistics)	2004	2003	Chg	% Chg
Operating expenses (1)
Cost of equipment sales	$91.2	$73.6	$17.6	23.9
Sales and marketing expenses	86.6	82.8	3.8	4.6
Operating, general and administrative expenses	195.4	184.8	10.6	5.7
Management fees	2.9	2.8	0.1	3.6

Total operating expenses	$376.1	$344.0	$32.1	9.3

Average monthly operating expense per subscriber before sales, marketing and equipment margin (1)	$17.82	$17.90	$(0.08)	(0.4)
Sales and marketing costs per gross subscriber addition (including equipment margin) (1)	$362	$405	$(43)	(10.6)

(1)	As reclassified — see the “New Accounting Standards – Revenue Recognition” section.

Total operating expenses for the three months ended March 31, 2004 were $376.1 million, up 9.3% from $344.0 million in the corresponding period in 2003.

Cost of equipment sales increased by approximately $17.6 million, as a result of increased activations of new subscribers combined with increases in retention activity as well as the trend to higher-priced feature-rich colour phones and data devices.

The 4.6% year-over-year increase in total sales and marketing expenses is due to higher variable acquisition costs associated with the 17.5% year-over-year increase in the number of postpaid voice and data gross additions. Variable sales and marketing expenses increased in line with our strategy of attracting higher-value business customers and with customers signing on to longer term contracts. Fixed sales and marketing costs, such as advertising and overhead costs, declined modestly in the three months ended March 31, 2004 as compared to March 31, 2003. In the three months ended March 31, 2004, we spent $3.7 million to promote the new “Rogers Wireless” brand. Sales and marketing costs per gross addition was $362, a decrease of $43, or 10.6%, from $405 in the corresponding period in 2003. This decrease is attributable to the significant increase in gross additions in the three months ended March 31, 2004 as compared to the corresponding period in 2003.

Operating, general and administrative expenses increased by $10.6 million or 5.7% in the three months ended March 31, 2004 as compared to the corresponding period in 2003. The increase is attributable to increased costs related to customer care, collections and increased retention spending offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes the cost of our customer loyalty and renewal programs as well as residual payments to our distributors for ongoing service for certain of our existing customers. We are continually focused on operating efficiencies and cost-reduction programs, which have served to offset the growth in costs associated with the growth in our subscriber base, allowing operating profit margins to expand.

Average monthly operating expense per subscriber, excluding sales and marketing expenses, decreased $0.08, or 0.4%, to $17.82 in the first quarter of 2004, from $17.90 in the first quarter of 2003. This modest year-over-year reduction reflects scale economies from the larger subscriber base and roaming cost reductions, which were partly offset by increased costs related to customer retention, customer care and collections.

Wireless Operating Profit

Revenue increased at a faster rate than expenses, resulting in operating profit growth of $63.7 million, or 41.7%, to $216.7 million in the three months ended March 31, 2004 from $153.0 million in the first quarter of 2003. Quarterly operating profit as a percentage of network revenue, or operating profit margin, improved in 2004 to 39.8% from 33.2% in the first quarter of 2003.

Reconciliation of Operating Profit to Net Income (Loss)

Taking into account the other income and expense items below operating profit, we recorded a loss of $1.0 million in the three-month period ended March 31, 2004, compared to net income of $36.6 million in 2003. The year-over-year reduction in net income of $37.6 million was a result of losses related to foreign exchange fluctuations, and the change in the fair value of derivative instruments, which are discussed further below, offset by the increase in operating profit of $63.7 million. The items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three months ended March 31,
(In millions of dollars)	2004	2003	Chg	% Chg
Operating profit (1)	$216.7	$153.0	$63.7	41.7
Depreciation and amortization	(116.5)	(119.1)	2.6	(2.2)

Operating income	100.2	33.9	66.3	195.6
Interest expense on long-term debt	(55.4)	(48.0)	(7.4)	15.4
Foreign exchange gain (loss)	(24.4)	52.3	(76.7)	NM
Change in the fair value of derivative instruments	(18.9)	—	(18.9)	NM
Loss on repayment of long-term debt	(2.3)	—	(2.3)	NM
Investment and other income	1.1	(0.2)	1.3	NM
Income taxes	(1.3)	(1.4)	0.1	(7.1)

Net income (loss)	$(1.0)	$36.6	$(37.6)	NM

(1)	As previously defined. See the “Key Performance Indicators and non-GAAP measures” section.

Depreciation and Amortization

Depreciation and amortization expense was $2.6 million lower in the three months ended March 31, 2004 as compared to the corresponding period in 2003, as increased depreciation expense was offset by declining amortization expense. The increase in depreciation expense is primarily due to PP&E expenditure levels in prior years and the resulting higher PP&E levels. Amortization expense has declined by $3.4 million partially as a result of the AT&T brand licence being fully amortized in the fourth quarter of 2003.

Interest on Long-Term Debt

The $7.4 million increase in interest expense in the three months ended March 31, 2004, compared to the corresponding period in 2003 was primarily due to the fact that on February

20, 2004 we received and invested the proceeds from the issuance of our US$750.0 million, 6.375% Senior Secured Notes, due 2014, and used US$734.7 million of these proceeds on March 26, 2004 to redeem three existing debt issues aggregating US$708.4 million principal amount.

Foreign Exchange

The Canadian dollar weakened in relation to the U.S. dollar, reversing the trend experienced in 2003, and accordingly, we recorded a foreign exchange loss of $24.4 million in the three month period ended March 31, 2004, compared to a gain of $52.3 million in the corresponding period of 2003. The foreign exchange gains and losses are primarily a result of the translation of the U.S. dollar-denominated long-term debt. In the first quarter of 2004, for accounting purposes we discontinued accounting for our cross currency interest rate exchange agreements as hedges. Accordingly the foreign exchange impact for 2004 represents the impact of foreign exchange fluctuations on the entire amount of our U.S. dollar denominated debt.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, in accordance with the CICA Accounting Guideline 13, we determined that we would not treat our derivative instruments, including cross currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes. This change in accounting policy has been adopted on a prospective basis, as described above and in Note 1 to the Consolidated Financial Statements for the first quarter ended March 31, 2004.

Accordingly, we will record the change in the fair value of our derivative instruments in income. For the three months ended March 31, 2004, the fair value of our cross-currency interest rate exchange agreements decreased by $18.9 million, which has been recorded as a charge to income.

Loss on Repayment of Long-term Debt

On March 26, 2004, we redeemed the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount of our 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008. Also on February 20, 2004 we unwound an aggregate US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million.

Income Taxes

Income taxes for the three months ended March 31, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

Additions to PP&E on the accrual basis of accounting totalled $130.9 million for the three months ended March 31, 2004, an increase of $53.2 million, or 68.5%, from $77.7 million in the corresponding period in 2003. Network-related PP&E expenditures were $118.3 million compared to $59.2 million in the prior year, and included $99.9 million for capacity expansion of the GSM/GPRS network and transmission, compared to $31.9 million in the first quarter of 2003. The increase in capacity expenditures for the GSM/GPRS network is a result of the timing of certain step function increases in our switching and radio infrastructure. The remaining balance of $18.5 million in network-related PP&E expenditures related primarily to technical upgrade projects, operational support systems, and the addition of new services. Other PP&E expenditures consisted of $9.8 million for information technology initiatives, and $2.9 million for call centres and other facilities and equipment. We do not expect PP&E expenditures to continue this trend of year-over-year growth for the remainder of 2004.

EMPLOYEES

We had approximately 2,380 full-time-equivalent employees at March 31, 2004, an increase of 20 from 2,360 at December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash working capital items, which is calculated by adding all non-cash items to net income, increased to $159.8 million in the three months ended March 31, 2004 from $104.1 million in the first quarter of 2003. The $55.7 million increase is primarily the result of the increase in operating profit of $63.7 million, offset by net increases in non-operating cash expenditures.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2004, cash generated from operations increased by $16.8 million to $120.8 million compared to $104.0 million in the corresponding quarter of the previous year.

Cash flow from operations of $120.8 million, together with the following items, resulted in total net funds of approximately $1,176.3 million raised in the three months ended March 31, 2004:

•	$58.4 million received on the unwinding of certain cross-currency interest exchange agreements; and

•	Net proceeds of approximately $997.1 million received from the completion of the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014 less financing costs incurred.

Net funds used during the three months ended March 31, 2004 totalled approximately $1,176.3 million, the details of which are as follows:

•	The redemption of the US$196.1 million 8.30% Senior Notes due 2007, the US$179.1 million 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million 9 3/8% Senior Secured Debentures due 2008, for an aggregate of $952.1 million together with related redemption premiums of $34.7 million;

•	PP&E expenditures of $113.6 million;

•	Net repayments under our bank credit facility of $69.5 million;

•	Net repayments of capital leases and mortgages of $0.6 million; and

•	Acquisition of spectrum licences of $5.9 million.

Taking into account the cash deficiency of $4.3 million at the beginning of the period, the cash deficiency at the end of the period was $4.4 million.

Financing

Our long-term financial instruments are described in Note 8 to the Annual 2003 Consolidated Financial Statements. Financing activity for the three months ended March 31, 2004 is outlined below.

On February 20, 2004, we completed the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014, and on March 26, 2004, we used approximately US$734.7 million of the proceeds to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums. Also on February 20, 2004, we unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. As a result of these transactions, we recorded a loss on repayment of $2.3 million, including $34.7 million in redemption premiums, a $7.8 million write-off of deferred financing costs, and a $40.2 million gain on the release of the deferred translation gain related to the cross-currency interest rate exchange agreements that were unwound, which had previously been treated for accounting purposes as hedges prior to our adoption of new rules with respect to Hedging Relationships as discussed in Note 1(b) to the first quarter 2004 Financial Statements.

Our bank credit facility as amended in April 2001, provides a revolving facility of up to $700.0 million, and we also have an operating line of credit that provides for up to $10.0 million. The terms of our bank credit facility generally impose the most restrictive limitations on our operations and activities, as compared to our other debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to adjusted operating profit. We are currently in compliance with all of the covenants under our respective debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at March 31, 2004, we could have borrowed approximately $1.68 billion of additional long-term debt, of which $631.5 million could have been borrowed under our bank credit facility.

Our $700.0 million amended bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007, with the final 60% reduction on April 30, 2008. However, the bank credit facility will mature on May 31, 2006 if our Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005.

On October 24, 2003, Moody’s Investor Services revised its ratings outlook upward on our Senior Secured and Senior Subordinated public debt, which are rated Ba3 and B2 respectively, to positive from stable. In addition, on October 30, 2003, Standard & Poor’s revised its ratings outlook upward on our Senior Secured and Senior Subordinated public debt, which are rated BB+ and BB- respectively, to positive from stable. On April 11, 2003 Fitch Ratings revised the ratings outlook upward on our Senior Secured and Senior Subordinated public debt, which are rated BBB- and BB respectively, to stable from negative.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments, although for accounting purposes we no longer treat these instruments as hedges. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At March 31, 2004, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. At March 31, 2004 and December 31, 2003, we had US dollar-denominated long-term debt of US$1,394.9 million and US$1,353.3 million, respectively. At March 31, 2004 and December 31, 2003, US$1,301.8 million and US$885.0 million, or 93.3% and 65.4%, respectively, was hedged with cross-currency interest rate exchange agreements at an average exchange rate of $1.4198 to US$1.00 and $1.4466 to US$1.00, respectively. The US$41.6 million increase in U.S. dollar-denominated debt since December 31, 2003 was caused by the net effect of the issuance of US$750.0 million Senior Secured Notes in February 2004 less the redemption of an aggregate principal amount of US$708.4 million in March 2004. In addition, the percentage of U.S. dollar-denominated debt hedged through the establishment of cross-currency interest rate exchange agreements has increased to 93.3% (versus 65.4% at December 31, 2003) due to the net effect of unwinding US$333.2 million notional amount of existing cross-currency interest rate exchange agreements and the establishment of US$750.0 million notional amount of new cross-currency interest rate exchange agreements.

The cross-currency interest rate exchange agreements have the effect of converting on March 31, 2004 and December 31, 2003, respectively the interest rate on US$1,250.0 million and US$500.0 million respectively of long-term debt from an average U.S. dollar fixed interest rate of 7.68% per annum and 9.63% per annum, respectively, to a weighted average Canadian dollar fixed interest rate of 8.50% per annum and 10.29% per annum, respectively, on $1,780.9 million and $779.7 million respectively. On March 31, 2004 and December 31, 2003 the interest rates on an additional US$51.8 million and US$385.0 million, respectively, have been converted from a U.S. dollar fixed interest rate of 9.38% per annum and 9.38% per annum, respectively, to $67.4 million and $500.5, million respectively, at a weighted average floating interest rate equal to the Canadian bankers’ acceptance rate plus 2.67% per annum and 2.35% per annum respectively, which totalled 4.95% per annum and 5.11% per annum, respectively.

Including the effect of our cross-currency interest rate exchange agreements, total long-term debt at fixed interest rates at March 31, 2004 was $2,088.5 million or 93.6% of total long-term debt. Our effective weighted average interest rate on all long-term debt as at March 31, 2004, including the effect of the interest rate and cross-currency exchange agreements, was 8.47% per annum.

We will continue to monitor our hedged position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust it in the future, by unwinding certain existing hedges or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
RCI:
Management fees	$2,919	$2,834
Wireless services	(327)	(453)
Rent income	(1,831)	(1,817)
Cost of shared operating expenses	52,201	47,208
Additions to PP&E (1)	2,881	3,321

	55,843	51,093
Cable:
Wireless products and services for resale	(1,796)	(2,467)
Subscriber activation commissions and customer service	4,796	2,441
Rent income	(1,011)	(902)
Wireless services	(873)	(396)
Transmission facilities usage	110	110
Consolidated billing services	(576)	(286)

	650	(1,500)
Rogers Media Inc.:
Advertising	646	324
Rent income	(2,874)	(600)
Wireless services	(151)	(51)

	(2,379)	(327)
AWE:
Roaming revenue	(2,503)	(2,975)
Roaming expense	3,440	4,303
Over-the-air activation services	46	146

	983	1,474

	$55,097	$50,740

(1)	Additions to PP&E relates primarily to expenditures on information technology infrastructure and call centre technologies.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our Company and RCI. During the three months ended March 31, 2004, the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.3 million (2003 -$0.3 million) and for interest charges aggregated $1.7 million (2003 — $1.5 million).

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized in our 2003 Annual MD&A, and are further discussed in the Notes to our 2003 Annual Consolidated Financial Statements. There have been no significant changes to our contractual obligations since December 31, 2003

Rogers Wireless Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
Operating revenue (Note 1 (d)):
Postpaid (voice and data)	$513,077	$432,834
Prepaid	24,566	21,121
One-way messaging	6,386	7,432

Network revenue	544,029	461,387
Equipment sales	48,812	35,731

Total operating revenue	592,841	497,118
Cost of equipment sales (Note 1 (d))	91,241	73,638
Sales and marketing expenses (Note 1 (d))	86,627	82,846
Operating, general and administrative expenses (Note 1 (d))	195,316	184,824
Management fees	2,919	2,834
Depreciation and amortization	116,498	119,124

Operating income	100,240	33,852
Interest expense on long-term debt	55,356	48,044

	44,884	(14,192)
Foreign exchange gain (loss)	(24,376)	52,289
Change in the fair value of derivative instruments	(18,900)	—
Loss on repayment of long-term debt	(2,313)	—
Investment and other income	1,037	(124)

Income before income taxes	332	37,973
Income taxes	1,319	1,378

Net income (loss) for the period	$(987)	$36,595

Rogers Wireless Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(987)	$36,595
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	116,498	119,124
Unrealized foreign exchange loss (gain)	23,067	(51,649)
Change in the fair value of derivative instruments	18,900	—
Loss on repayment of long-term debt	2,313	—

	159,791	104,070
Change in non-cash working capital items (Notes 1(a) and 4)	(39,038)	(61)

	120,753	104,009
Financing activities:
Issuance of long-term debt	1,168,500	195,000
Repayment of long-term debt	(1,182,619)	(141,144)
Proceeds on termination of cross-currency interest rate exchange agreements	58,416	—
Premium on repayment of long-term debt	(34,713)	—
Financing costs incurred	(10,904)	—
Issuance of capital stock	—	—

	(1,320)	53,856
Investing activities:
Property, plant and equipment expenditures (Notes 1 (a) and 4)	(113,555)	(171,011)
Acquistion of spectrum licences	(5,913)	—

	(119,468)	(171,011)

Increase (decrease) in cash	(35)	(13,146)
Cash (deficiency), beginning of period	(4,338)	1,727

Deficiency, end of period	$(4,373)	$(11,419)

Supplemental cash flow information:
Interest paid	$31,581	$3,168
Income taxes paid	1,692	1,755

Cash (deficiency) is defined as cash and cash equivalents which have an original maturity of less than 90 days, less bank advances.

Rogers Wireless Inc.
Unaudited Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2004	2003
Assets
Current assets
Accounts receivable	$340,311	$325,210
Other current assets	26,874	39,644

	367,185	364,854
Property, plant and equipment	2,314,820	2,299,919
Spectrum licences	402,737	396,824
Goodwill	7,058	7,058
Deferred charges	45,683	38,163
Other long-term assets	525	525

	$3,138,008	$3,107,343

Liabilities and Shareholder’s Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$4,373	$4,338
Accounts payable and accrued liabilities	362,788	396,654
Current portion of long-term debt	2,460	2,378
Due to parent and affiliated companies (Note 7)	16,946	2,568
Unearned revenue	33,339	34,503

	419,906	440,441
Long-term debt (Note 2)	2,079,627	2,207,225
Fair value of derivative instruments	197,735	—
Deferred gain	—	19,225

	2,697,268	2,666,891
Shareholder’s equity (Note 3)	440,740	440,452

	$3,138,008	$3,107,343

Rogers Wireless Inc.
Unaudited Consolidated Statements of Deficit

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
(In thousands of dollars)	2004	2003
Deficit, beginning of period	$(1,406,433)	$(1,544,316)
Adjustment for stock-based compensation (Notes 1(c) and 3(i))	(2,251)	—

As restated	(1,408,684)	(1,544,316)
Net income (loss) for the period	(987)	36,595

Deficit, end of period	$(1,409,671)	$(1,507,721)

Rogers Wireless Inc.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1. Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of the Company and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements with the exception of the following policies adopted.

a)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. This standard was applicable to the Company on a prospective basis beginning January 1, 2004, resulting in the Company adopting a classified balance sheet presentation. With the adoption of the classified balance sheet, the Company’s financial statements comply with this new standard. In addition, within the Company’s consolidated Statement of Cash Flow, it has reclassified the change in non-cash working capital items related to PP&E to PP&E under investing activities. Compared to our previous method of presentation, this change had the impact of decreasing PP&E expenditures on the Statement of Cash Flows, by $17.3 million in the three months ended March 31, 2004 and of increasing PP&E expenditures by $93.3 million in the three months ended March 31, 2003 with a corresponding change in both periods to non-cash working capital items.

b)	Hedging Relationships

In November 2001, the CICA issued Accounting Guidelines 13, “Hedging Relationships” (AcG-13), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company determined that it would not treat its derivative instruments, including cross-currency interest rate exchange agreements and forward foreign exchange agreements, as hedges for accounting purposes.

As a result, the Company has adjusted the carrying value of these instruments from $136.5 million at December 31, 2003 to the fair value of $120.4 million. The corresponding adjustment of $16.1 million was recorded as a deferred gain and will be amortized into income over the remaining life of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to their fair value with the related adjustment being a charge to the statement of income.

c)	Stock-Based Compensation

Effective January 1, 2004, as a result of new Canadian GAAP, the Company was required to determine the fair value of stock-based compensation awarded to employees, and to expense the fair value over the vesting period of the stock options. As a result, in accordance with the transition rules, the Company began expensing the fair value of options granted to employees since January 1, 2002, calculated and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The estimated impact of adopting this accounting standard in 2004, calculated using the Black-Scholes Option Pricing model, will be an increase in compensation expense of approximately $5.0 million for the year ending December 31, 2004. Stock-based compensation related expense of $1.2 million has been recorded for the three months ended March 31, 2004.

d)	Revenue Recognition

Effective January 1, 2004, the Company adopted new Canadian accounting standards, including the CICA Merging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber. Equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	Three Months Ended March 31,
(In millions of dollars)	2004		2003
		Prior to		Previously
	Reclassified	Reclassification	Reclassified	Reported
Network revenue	$544.0	$546.4	$461.4	$463.0
Equipment sales	48.8	53.0	35.7	46.9

	$592.8	$599.4	$497.1	$509.9

Cost of equipment sales	$91.2	$51.9	$73.6	$48.4
Sales and marketing expenses	86.6	118.8	82.8	112.9
Operating, general and administrative expenses	195.4	209.1	184.8	192.8

     This change in accounting classification had no effect on the amounts of reported operating income, net income (loss). All prior period amounts, have been conformed to reflect these changes in classification.

2. Long-term debt:

		March 31,	December 31,
(In thousands of dollars)		2004	2003
Bank credit facility	Floating	$68,500	$138,000
Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
Senior Secured Notes, due 2007	8.30%	—	253,453
Senior Secured Debentures, due 2008	9-3/8%	—	430,589
Senior Secured Notes, due 2014	6-3/8%	982,875	—
Senior Secured Notes, due 2011	9-5/8%	642,145	633,276
Senior Secured Debentures, due 2016	9-3/4%	202,997	200,193
Senior Subordinated Notes, due 2007	8.80%	—	231,443
Mortgage payable and capital leases	Various	25,570	26,185

		2,082,087	2,073,139
Current portion of long-term debt		(2,460)	(2,378)

		2,079,627	2,070,761
Effect of cross-currency interest rate exchange agreements		—	136,464

		2,079,627	2,207,225

Issued:

In February 2004, the Company issued US$750.0 million 6.375% Senior Secured Notes due 2014.

Repaid:

On February 20, 2004, the Company unwound US$333.2 million cross-currency interest rate exchange agreements for cash proceeds of $58.4 million.

     On March 26, 2004, the Company redeemed its US$196.1 million Senior Secured Notes, US$179.1 million Senior Subordinated Notes, and US$333.2 million Senior Secured Debentures for an aggregate of US$734.7 million, including payment of redemption premiums. This resulted in a loss on the repayment of long-term debt of $2.3 million which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the quarter which were previously treated as effective hedges prior to our adoption of new rules with respect to Hedging Relationships as discussed in Note 1(b) to the first quarter 2004 Financial Statements.

     As indicated in note 1(b) the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements as hedges for accounting purposes. Accordingly effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet and as such that effect of the cross-currency interest rate exchange agreement is no longer recorded as a component of long-term debt. At March 31, 2004, the fair value of derivative instruments is a liability of $197.7 million and is disclosed as a separate component of the balance sheet.

3. Shareholder’s equity:

	March 31,	December 31,
(In thousands of dollars)	2004	2003
Capital stock:
Issued and outstanding-
1,603,628 Class A Common Shares	$1,846,885	$1,846,885
Contributed Surplus	3,526	—

	1,850,411	1,846,885
Deficit	(1,409,671)	(1,406,433)

	$440,740	$440,452

i.	Stock-based compensation:

a)	On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.3 million for stock options granted to employees after January 1, 2002 (Note 1(c)).

During the three months ended March 31, 2004, the Company recorded compensation expense of $1.2 million related to stock options of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. to employees on or after January 1, 2002.

As a result of the above transactions, $3.5 million was recorded as Contributed Surplus.

(b)	Based on stock options issued by RWCI subsequent to January 1, 2002, the stock-based compensation expense, for the three months ended March 31, 2003, would have been $0.1 million, and pro forma net income for the quarter would have been $36.5 million.

No stock options were issued during the first quarters of 2004 and 2003.

4. Consolidated Statement of Cash Flows:

The change in non-cash working capital items are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
Decrease (increase) in accounts receivable	$32,287	$21,221
Decrease (increase) in other assets	12,772	(27,224)
Decrease in accounts payable and accrued liabilities	(97,311)	10,793
Decrease in unearned revenue	(1,164)	(860)
Increase (decrease) in amounts due to (from) affiliated companies, net	14,378	(3,991)

	$(39,038)	$(61)

     The reconciliation of PP&E additions to expenditures is as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
Additions to PP&E on the accrual basis	$(130,887)	$(77,693)
Change in non-cash working capital items related to PP&E	17,332	(93,318)

PP&E expenditures	$(113,555)	$(171,011)

5. Pension

For the three months ended March 31, 2004, the Company has recorded pension expense in the amount of $0.8 million and expense related to supplemental executive retirement plans which are unfunded, in the amount of $0.4 million.

6. Employee Share Accumulation Plan

Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings and through regular payroll deductions. The designated administrator of the plan purchases Class B Restricted Voting shares of RWCI on the open market on behalf of the employee.

At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of RWCI on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense which amounted to $0.1 million for the three months ended March 31, 2004.

7. Related Party Transactions:

The amounts due to (from) RCI and its subsidiaries, and AWE comprised the following:

	March 31,	December 31,
(In thousands of dollars)	2004	2003
Rogers Wireless Communications Inc. (parent)	$14,742	$2,521
RCI	2,701	24
Rogers Cable Inc. (“Cable”)	(108)	137
AWE	(389)	(114)

	$16,946	$2,568

The above amounts, excluding Rogers Wireless Communications Inc. reflect intercompany charges for capital and operating expenditures and management fees, and are short-term in nature. The amounts owing to Rogers Wireless Communications Inc. arise from cash advances.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
RCI:
Management fees	$2,919	$2,834
Wireless services	(327)	(453)
Rent income	(1,831)	(1,817)
Cost of shared operating expenses	52,201	47,208
Additions to PP&E (1)	2,881	3,321

	55,843	51,093
Cable:
Wireless products and services for resale	(1,796)	(2,467)
Subscriber activation commissions and customer service	4,796	2,441
Rent income	(1,011)	(902)
Wireless services	(873)	(396)
Transmission facilities usage	110	110
Consolidated billing services	(576)	(286)

	650	(1,500)
Rogers Media Inc.:
Advertising	646	324
Rent income	(2,874)	(600)
Wireless services	(151)	(51)

	(2,379)	(327)
AWE:
Roaming revenue	(2,503)	(2,975)
Roaming expense	3,440	4,303
Over-the-air activation services	46	146

	983	1,474

	$55,097	$50,740

(1)	Additions to PP&E relates primarily to expenditures on information technology infrastructure and call centre technologies.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and RCI. During the three months ended March 31, 2004, the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.3 million (2003 -$0.3 million) and for interest charges aggregated $1.7 million (2003 — $1.5 million).

Supplemental Information

The following tables outline the reclassification of historical quarterly revenue, operating expenses and certain key performance indicators to conform to the current presentation:

Quarterly Summary 2003 and 2002 — Reclassified

	2003					2002
(in thousands of dollars)	Q1	Q2	Q3	Q4	FY03	Q1	Q2	Q3	Q4	FY02
Income Statement
Operating revenue
Postpaid (voice and data)	432,834	464,582	510,908	502,749	1,911,073	372,413	401,116	425,193	429,373	1,628,095
Prepaid	21,121	21,720	21,172	27,242	91,255	20,625	22,419	26,869	21,238	91,151
One-way messaging	7,432	6,876	6,815	6,442	27,565	9,067	9,016	8,851	8,304	35,238

Network revenue	461,387	493,178	538,895	536,433	2,029,893	402,105	432,551	460,913	458,915	1,754,484
Equipment sales	35,731	39,284	49,720	53,166	177,901	12,519	28,467	51,958	44,086	137,030

Total operating revenue	497,118	532,462	588,615	589,599	2,207,794	414,624	461,018	512,871	503,001	1,891,514
Operating expenses
Cost of equipment sales	73,638	83,761	94,610	128,762	380,771	50,397	68,298	82,266	95,833	296,794
Sales and marketing expenses	82,846	82,007	85,233	111,912	361,998	66,824	72,994	85,712	103,354	328,884
Operating, general and administrative expenses	184,824	184,121	186,464	181,991	737,400	186,552	186,945	183,987	180,665	738,149
Management fees	2,834	2,834	2,834	2,834	11,336	2,752	2,751	2,752	2,751	11,006

Total operating expenses	344,142	352,723	369,141	425,499	1,491,505	306,525	330,988	354,717	382,603	1,374,833
Operating profit	152,976	179,739	219,474	164,100	716,289	108,099	130,030	158,154	120,398	516,681

Key Business Indicators 2003 and 2002 — Reclassified

	2003					2002
	Q1	Q2	Q3	Q4	FY03	Q1	Q2	Q3	Q4	FY02
Postpaid (voice and data) ARPU:
As previously reported	$54.52	$57.05	$60.78	$57.77	$57.55	$53.37	$56.07	$57.86	$56.42	$55.95
As reclassified	54.32	56.78	60.56	57.29	57.25	53.44	55.94	57.64	56.07	55.78
Blended ARPU:
As previously reported	44.26	46.95	50.03	48.46	47.42	42.69	45.23	47.20	45.62	45.20
As reclassified	44.11	46.74	49.85	48.07	47.19	42.74	45.13	47.02	45.35	45.07
Average monthly operating expense per subscriber:
As previously reported	17.50	17.61	17.51	17.33	17.47	19.01	18.96	18.28	17.51	18.42
As reclassified	17.90	18.00	17.94	17.71	17.87	19.41	19.33	18.66	17.94	18.81
Sales and marketing costs per gross subscriber addition:
As previously reported	428	385	361	416	397	377	390	366	398	384
As reclassified	405	363	340	395	376	363	372	348	378	366

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